Exhibit 18

March 31, 2014

The Board of Directors
Toys “R” Us, Inc.
One Geoffrey Way
Wayne, New Jersey 07470

We have audited the consolidated financial statements of Toys “R” Us, Inc. (the “Company”) as of February 1, 2014 and February 2, 2013, and for each of the three years in the period ended February 1, 2014, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 31, 2014, which expresses an unqualified opinion. Note 1 to such financial statements contains a description of your adoption during the year ended February 1, 2014 of a change of the annual goodwill impairment test date from the first day of the fourth quarter (or the first day of tenth fiscal month) to the last day of the eleventh fiscal month of each fiscal year. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte & Touche LLP
New York, New York